Exhibit 21.01

SUBSIDIARIES OF KEYNOTE SYSTEMS, INC.

Big Red Acquisition Corporation, a Delaware corporation

Envision Acquisition Corporation, a Delaware corporation

Keynote Europe SAS, a corporation organized under the laws of the Republic of France

OnDevice Acquisition Corporation, a Delaware corporation

Sky Acquisition Corporation, a Delaware corporation

Velogic, Inc., a California corporation